Exhibit (h)(xlviii)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of March 31, 2021, as amended and restated August 31, 2021, by and between Polen Capital Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Polen U.S. SMID Company Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), and brokerage commissions, do not exceed the levels described below; and,

WHEREAS, effective August 31, 2021, the Adviser wishes to amend and restate the Agreement dated March 31, 2021 to extend the term to April 30, 2023;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through April 30, 2023 unless the Board of Trustees of the Trust approves its extension or earlier termination, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed 1.30% (on an annual basis) with respect to Investor Class Shares, and 1.05% (on an annual basis) with respect to Institutional Class Shares of the Fund’s average daily net assets.

Fee Recovery. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund's expenses are below the Expense Limitation.

Term. This Agreement shall terminate on April 30, 2023, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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Effective as of the date first set forth above.

Polen Capital Management, LLC

By:	/s/ Brian Goldberg
Name:	Brian Goldberg
Title:	Chief Compliance Officer

FundVantage Trust, on behalf of
Polen U.S. SMID Company Growth Fund

By:	/s/ Joel Weiss
Name:	Joel L. Weiss
Title:	President